Via EDGAR

January 22, 2015

Robert F. Telewicz, Jr., Accounting Branch Chief, Office of Real Estate and Commodities
Sara von Althann, Attorney-Advisor
Jennifer Gowetski, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Mail Stop 3233
Washington, D.C. 20549

Re:     Phillips Edison Grocery Center REIT I, Inc. (the “Company”)
Form 10-K
Filed March 9, 2015
File No. 000-54691

Dear Mr. Telewicz:

We are writing to provide information that addresses the comments you raised in your correspondence dated December 29, 2015 relating to the above-referenced Form 10-K filed on March 9, 2015. For your convenience, we have reproduced your comments below, along with our responses.

General

1.    On your cover page you disclose the “aggregate market value” of your common stock as of June 30, 2014. In future Exchange Act periodic reports, please revise to reframe this value in a different manner since there is no market for your common stock. To the extent you disclose an aggregate value for the company, please clearly disclose the basis for the per share value used.

Response: On the cover page in future Forms 10-K, the Company will continue to disclose that there is no established public market for the Company’s shares of common stock. In addition, the Company will disclose its most recent estimated value per share of $10.20, which was established by the Company’s Board of Directors (the “Board”) on August 24, 2015, and provide direction to where in the document the reader can review a full description of the methodologies used to establish the estimated value per share. The Company will refrain from using “aggregate market value” in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Leasing Activity, page 37

2.    We note that leases representing 7.5% of your annualized effective rent are expiring in 2015, and leases representing 10.0% of your annualized effective rent are expiring in 2016. In future Exchange Act periodic reports, please include a discussion of the relationship of market rents and expiring rents.

Response: In future Exchange Act periodic reports, in addition to the Lease Expirations table, the Company will discuss any known trends regarding the relationship between market rents and expiring rents. The Company will base the additional disclosure on its recent leasing activity as it believes that generally rents on new and renewed leases (excluding exercises of extension options) approximate market rents.

Distributions, page 44

3.    We note the risk factor on page 5 regarding your distributions and cash flow from operations. In future Exchange Act periodic reports, please revise to show the relationship of the total distributions paid, including any amounts reinvested through the DRIP, and earnings. To the extent there is any shortfall in either cash flow from operations or earnings, please further revise to specify the percentage coverage in a risk factor and separately quantify the source of any shortfall.

Response: The Company will provide the additional requested disclosure in future Exchange Act periodic reports.

Form 8-K filed August 25, 2015

4.    We note that KPMG applied a portfolio premium consisting of a 75 basis point adjustment to the stabilized capitalization rate in its analysis. In future Exchange Act periodic reports, please include the impact of the portfolio premium as a line item in the table calculating Estimated Value Per Share.

Response: The Company acknowledges the SEC’s request, however, the Company believes that including the impact of a portfolio premium as a distinct line item in the table calculating Estimated Value Per Share would be inappropriate for the following reasons: (1) a portfolio premium was one of numerous assumptions used in the valuation process, (2) a line item would give undue prominence to a single assumption and (3) a separate portfolio premium was not applied in every valuation methodology. The Company will include the impact of a portfolio premium in tabular format in the Estimated Portfolio Value table and will increase its disclosure regarding key assumptions following this table. This additional disclosure will demonstrate the impact of a portfolio premium on the estimated portfolio value under each of the applicable valuation approaches, provide additional context on other key assumptions and expand on the use of a portfolio premium in order to achieve comparability with recent market transactions.

In future Exchange Act periodic reports, the Company undertakes to replace the fifth and sixth paragraphs under “Valuation Methodology - Real Estate Portfolio - Real Estate Valuation” with the following:

The following summarizes the range of implied capitalization rates that were used to arrive at the estimated value of the Company’s Portfolio:

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	Implied Capitalization Rate without Portfolio Premium	Estimated Portfolio Value without Portfolio Premium	Implied Capitalization Rate with Portfolio Premium	Estimated Portfolio Value with Portfolio Premium
Income Approach
Direct Capitalization	6.81%	$2,420,000,000	6.06%	$2,720,000,000
Portfolio-Level DCF*	6.40%	$2,610,000,000	6.40%	$2,610,000,000

Sales Comparison Approach
Tier Analysis	6.90%	$2,390,000,000	6.15%	$2,680,000,000
Regression Analysis	6.81%	$2,420,000,000	6.06%	$2,720,000,000

*
A portfolio premium was not applied in the Portfolio-Level DCF approach. The discount and terminal capitalization rates were determined based on a three-year holding period and third party industry benchmarks that reflect comparable portfolio transactions.

Numerous assumptions were made in calculating the estimated fair value range of the Portfolio. KPMG performed a comprehensive search of recent portfolio transactions to benchmark the implied going-in capitalization rates that resulted from its various approaches. This search found that there were nine highly comparable transactions between the second quarter of 2014 and the valuation date of July 31, 2015, which indicated a capitalization rate range of 5.50% to 7.00% with an average capitalization rate of 6.27%. Of these transactions, five took place in 2015 and indicated a capitalization rage range of 5.50% to 6.60% with an average capitalization rate of 6.10%. These transactions presented a mix of both power centers and grocery-anchored shopping centers. It was noted that the Company’s portfolio had a higher concentration of grocery-anchored shopping centers in relation to the comparable transactions, and that twelve month capitalization rate data for the second quarter of 2015 implied that grocery-anchored shopping centers had capitalization rates that were approximately 25 basis points lower than power centers.

In performing its portfolio-level DCF approach, KPMG utilized a discount rate of 7.75% and a terminal capitalization rate of 6.50%. These were determined based on a three-year holding period and third party industry benchmarks that reflected comparable portfolio transactions; however, a separate portfolio premium was not applied in the portfolio-level DCF approach because the discount and terminal capitalization rates were based on comparable portfolio transactions.

A 75 basis point adjustment was applied to account for a portfolio premium in the direct capitalization, tier analysis and regression analysis approaches. This adjustment was made in order to achieve comparability with recent market transactions after the data from the market research implied a current portfolio premium of 25 to 100 basis points for historical portfolio transactions versus single property transactions. The impact of the portfolio premium adjustment on these three approaches was to increase the total estimated Portfolio value by $290 million to $300 million.

The implied capitalization rates that resulted from the valuation approaches ranged from 6.06% to 6.40%. KPMG found that these capitalization rates were consistent with numerous independent transactions. As such, each approach to value was viewed as a reliable indication of fair value.

KPMG used its valuation analysis to conclude that the estimated fair value range of the Portfolio as of July 31, 2015, was in the range of $2.61 billion to $2.72 billion.

5.    In future Exchange Act periodic reports, please provide more specific disclosure on the key assumptions used in the calculation of the estimated fair value of your portfolio, including capitalization rates, discount rates, and periods covered.

Response: The Company will include the revised disclosure provided in Response #4 above in future Exchange Act periodic reports, which includes more specific disclosure on the key assumptions used in the calculation of the estimated fair value of its portfolio.

Definitive Proxy Statement on Schedule 14A

6.    We note that you reimbursed ARC and PE-NTR $12.3 million during the years ended December 31, 2010, 2011, 2012, 2013, and 2014, and that included in the amount of reimbursements allocated to personnel costs of PE-NTR was $1.6 million for a portion of the compensation of Jeffrey S. Edison, $125,784 for a portion of the compensation of Richard J. Smith from February 2010 until June 2013, and $33,600 for a portion of the compensation of Devin I. Murphy from June 2013 to the present. In future Exchange Act periodic reports, please disaggregate the amounts you have reimbursed your advisor each year for personnel costs and provide data for each year of the relevant period(s) separately. Please further break out the individual amounts reimbursed with respect to each named executive officer by year.

Response: The Company will provide the requested disclosure in future Exchange Act periodic reports.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please contact me at (212) 379-3158.

Sincerely,

/s/ Devin I. Murphy
Devin I. Murphy
Chief Financial Officer

cc:	Tanya E. Brady, SVP, General Counsel, Phillips Edison & Company Ltd.
Robert G. Steenblik, VP, Assistant General Counsel, Phillips Edison & Company Ltd.
Robert H. Bergdolt, DLA Piper LLP (US)
Andrew M. Davisson, DLA Piper LLP (US)

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